FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the months of August and September 2002

Royal Dutch Petroleum Company

Translation of registrant’s name into English

30, Carel van Bylandtlaan, The Hague, The Netherlands

(Address of principal executive offices)

Press release

N.V. Koninklijke Nederlandsche Petroleum Maatschappij
The “Shell” Transport and Trading Company, p.l.c.

Buyback of Own Shares

Royal Dutch Petroleum Company (N.V. Koninklijke Nederlandsche Petroleum Maatschappij) announces that on August 20, 2002 it purchased 170,000 ordinary shares at a price of 46.99 euros per share.

The “Shell” Transport and Trading Company, p.l.c. announces that on August 20, 2002 it purchased for cancellation 2,261,900 ordinary shares at a price of 451.21 pence per share.

Since the launch of the Companies’ share buyback programmes on February 8, 2001 Royal Dutch Petroleum Company has repurchased a total of 58,046,352 ordinary shares leaving ordinary shares outstanding in the market of 2,086,250,000. The “Shell” Transport and Trading Company, p.l.c. has repurchased a total of 263,109,726 ordinary shares, leaving ordinary shares outstanding in the market of 9,680,400,000. No New York Shares of The “Shell” Transport and Trading Company, p.l.c. (one New York Share = six Ordinary shares) have been purchased for cancellation.

The Hague, August 21, 2002

Press release

N.V. Koninklijke Nederlandsche Petroleum Maatschappij
The “Shell” Transport and Trading Company, p.l.c.

Buyback of Own Shares

Royal Dutch Petroleum Company (N.V. Koninklijke Nederlandsche Petroleum Maatschappij) announces that on August 21, 2002 it purchased 250,000 ordinary shares at a price of 46.96 euros per share.

The “Shell” Transport and Trading Company, p.l.c. announces that on August 21, 2002 it purchased for cancellation 1,700,000 ordinary shares at a price of 449.72 pence per share.

Since the launch of the Companies’ share buyback programmes on February 8, 2001 Royal Dutch Petroleum Company has repurchased a total of 58,296,352 ordinary shares leaving ordinary shares outstanding in the market of 2,086,000,000. The “Shell” Transport and Trading Company, p.l.c. has repurchased a total of 264,809,726 ordinary shares, leaving ordinary shares outstanding in the market of 9,678,700,000. No New York Shares of The “Shell” Transport and Trading Company, p.l.c. (one New York Share = six Ordinary shares) have been purchased for cancellation.

The Hague, August 22, 2002

Press release

N.V. Koninklijke Nederlandsche Petroleum Maatschappij
The “Shell” Transport and Trading Company, p.l.c.

Buyback of Own Shares

Royal Dutch Petroleum Company (N.V. Koninklijke Nederlandsche Petroleum Maatschappij) announces that on August 28, 2002 it purchased 400,000 ordinary shares at a price of 47.02 euros per share.

The “Shell” Transport and Trading Company, p.l.c. announces that on August 28, 2002 it purchased for cancellation 1,700,000 ordinary shares at a price of 448.26 pence per share.

Since the launch of the Companies’ share buyback programmes on February 8, 2001 Royal Dutch Petroleum Company has repurchased a total of 58,696,352 ordinary shares leaving ordinary shares outstanding in the market of 2,085,600,000. The “Shell” Transport and Trading Company, p.l.c. has repurchased a total of 266,509,726 ordinary shares, leaving ordinary shares outstanding in the market of 9,677,000,000. No New York Shares of The “Shell” Transport and Trading Company, p.l.c. (one New York Share = six Ordinary shares) have been purchased for cancellation.

The Hague, August 29, 2002

Press release

N.V. Koninklijke Nederlandsche Petroleum Maatschappij
The “Shell” Transport and Trading Company, p.l.c.

Buyback of Own Shares

Royal Dutch Petroleum Company (N.V. Koninklijke Nederlandsche Petroleum Maatschappij) announces that on September 4, 2002 it purchased 450,000 ordinary shares at a price of 42.37 euros per share.

The “Shell” Transport and Trading Company, p.l.c. announces that on September 4, 2002 it purchased for cancellation 1,800,000 ordinary shares at a price of 400.94 pence per share.

Since the launch of the Companies’ share buyback programmes on February 8, 2001 Royal Dutch Petroleum Company has repurchased a total of 59,146,352 ordinary shares leaving ordinary shares outstanding in the market of 2,085,150,000. The “Shell” Transport and Trading Company, p.l.c. has repurchased a total of 268,309,726 ordinary shares, leaving ordinary shares outstanding in the market of 9,675,200,000. No New York Shares of The “Shell” Transport and Trading Company, p.l.c. (one New York Share = six Ordinary shares) have been purchased for cancellation.

The Hague, September 5, 2002

Press release

N.V. Koninklijke Nederlandsche Petroleum Maatschappij
The “Shell” Transport and Trading Company, p.l.c.

Buyback of Own Shares

Royal Dutch Petroleum Company (N.V. Koninklijke Nederlandsche Petroleum Maatschappij) announces that on September 5, 2002 it purchased 420,000 ordinary shares at a price of 42.07 euros per share.

The “Shell” Transport and Trading Company, p.l.c. announces that on September 5, 2002 it purchased for cancellation 1,750,000 ordinary shares at a price of 397.10 pence per share.

Since the launch of the Companies’ share buyback programmes on February 8, 2001 Royal Dutch Petroleum Company has repurchased a total of 59,566,352 ordinary shares leaving ordinary shares outstanding in the market of 2,084,730,000. The “Shell” Transport and Trading Company, p.l.c. has repurchased a total of 270,059,726 ordinary shares, leaving ordinary shares outstanding in the market of 9,673,450,000. No New York Shares of The “Shell” Transport and Trading Company, p.l.c. (one New York Share = six Ordinary shares) have been purchased for cancellation.

The Hague, September 6, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Petroleum Company

The Hague, September 10, 2002

President/Managing Director	General Attorney

(J. van der Veer)	(R. van der Vlist)